SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY10 Part 1 of 5

News Release

Aviva plc preliminary results for the year ended 31 December 2010

3rd March 2011

26% growth in operating profit
Strong results pave the way for further growth

Strong performance
■ IFRS operating profit up 26% to £2.55 billion (FY 2009: £2.02 billion)
■ Profit before tax up 35% to £2.44 billion (FY 2009: £1.81 billion)
■ Increased net operational capital generation by 70% to £1.7 billion1
(FY 2009: £1.0 billion)
■ IFRS Net Asset Value per share up by 21% to 454p (FY 2009: 374p)
EEV equivalent NAV per share 621p.
■ IFRS return on equity 14.8% (FY 2009: 10.9%)
■ Total dividend per share up 6% to 25.5 pence

Profitable growth in both life and general insurance
■ Improved life new business IRR to 12.5% and payback to 8 years (FY 2009: 10.0% and 14 years) and long term savings sales up 4% to £37.4 billion (FY 2009: £35.9 billion)
■ General insurance COR of 96.8% (FY 2009: 99%) and general insurance and health net written premiums up 6% to £9.7 billion

Positive outlook: good platform for continued growth
■ Focusing on markets where we have strength and scale: UK and Europe is the largest savings market in the world with greatest absolute growth in next five years
■ Improved profitability and focus on robust capital generation
■ Stronger balance sheet - pension deficit reduced to zero from £1.7 billion2 (31.12.09); IFRS shareholder equity now exceeds pre-financial crisis levels, increasing during the year by £2.5 billion to £13.0 billion
■ Financial strength recognised in recent positive rating action by S&P and Fitch

Andrew Moss, group chief executive, commented:

"We've gone from strength to strength in 2010. In a tough external environment we've outperformed. Operating profits are up 26% and we are able to reinvest in the business and pay a healthy and growing dividend.

 "Over the last few years, we've grown the business, significantly reduced costs and strengthened the balance sheet. As a result, we've created a good platform for the next phase of growth.

"We have a clear strategy and we are meeting our customers' needs. By focusing on what we do best in the markets where we have strength and scale, we will continue to prosper in 2011."

1 Gross of Delta Lloyd longevity assumption change
2 IAS19 basis
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Key financial highlights

			IFRS
	2010 £m	2009 £m	Sterling % change
Long-term business	2,318	1,887	23%
General insurance and health	1,050	960	9%
Fund management	201	133	51%
Other operations and regional costs	(220)	(214)	(3)%
Corporate centre	(143)	(108)	(32)%
Group debt and other interest costs	(656)	(636)	(3)%
Operating profit before tax	2,550	2,022	26%
Profit after tax	1,892	1,315	44%
Earnings per share	50.4p	37.8p	33%

Long-term business

		Present value of new business premiums		IRR
	2010 £m	2009 £m	2010%	2009%
United Kingdom	10,298	8,914	15%	14%
Aviva Europe	13,537	13,523	13%	13%
Delta Lloyd	3,178	3,665	6%	6%
North America	4,728	4,545	14%	7%
Asia Pacific3	1,617	1,356	11%	8%
Total life and pensions	33,358	32,003	12.5%	10.0%
Investment sales	4,002	3,872
Long-term savings sales	37,360	35,875

General insurance and health

	Net written premiums		Operating profit			GI COR
	2010 £m	2009 £m	2010 £m	2009 £m	2010%	2009%
United Kingdom	4,539	4,298	579	535	96%	99%
Aviva Europe	1,953	1,883	109	132	103%	103%
Delta Lloyd	1,177	1,163	146	143	95%	97%
North America	1,958	1,800	222	144	97%	100%
Asia Pacific	72	49	(6)	6	n/a	n/a
Total general insurance and health	9,699	9,193	1,050	960	97%	99%

Capital

	31 December 2010	31 December 2009	Sterling % change
Net operating capital generated	£1.7bn4	£1.0bn	70%
Total dividend per share	25.5p	24.0p	6%

	31 December 2010	31 December 2009	Sterling % change
IFRS net asset value per share	454p	374p	21%
EEV equivalent net asset value per share	621p	n/a	n/a
IGD solvency surplus	£3.8bn	£4.5bn

Contacts

Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286 Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 Jonathan Price/Jane Gillis +44 (0)20 7662 2111/8048	Nigel Prideaux +44 (0)20 7662 7654 Sue Winston +44 (0)20 7662 8221 Andrew Reid +44 (0)20 7662 3131 James Murgatroyd/ Conor McClafferty +44 (0)20 7251 3801	Real-time media conference call 0800 hrs GMT Analyst presentation 0930 hrs GMT Presentation slides available at www.aviva.com from 0930 hrs GMT Live webcast www.aviva.com	Overview 1 Financial Supplements IFRS 29 New business 83 Capital 91 Analysis of assets 107 MCEV 133 Glossary 171 Shareholder services 176

3 Includes the Australian life business sold on 1 October 2009
4 Gross of Delta Lloyd longevity assumption change
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Group chief executive's review

A successful year for Aviva

This has been a successful year for Aviva. Despite the tough economic environment in 2010, we have grown the business and the benefits of Aviva's transformation over recent years have started to come through.

We have seen strong growth during the year: IFRS operating profits were up 26% to £2.55 billion and total sales were up 4% to £47.1 billion. We are selling more and improving profitability: we delivered a life new business internal rate of return (IRR) of 12.5% and a general insurance combined operating ratio (COR) of 96.8%. We have also beaten our target for capital generation, increasing net operational capital by 70% to £1.7 billion.

This is the result of a great deal of hard work across the group - focusing on our customers, growing the business and driving cost and capital efficiency.

We are in good shape to continue building on last year's strong performance. We have a clear strategy to concentrate on the markets where we have strength and scale and to make the most of running our life and general insurance businesses under a single strong brand.

We have created a strong platform for profitable growth...

With the global economy in the grip of a financial crisis, we have created a strong platform for profitable growth, taking decisive management actions to improve our productivity and efficiency.

The steps we have taken as part of our 'One Aviva, twice the value' strategy have helped us achieve this. We have simplified and streamlined the group, moving from a federation of independent businesses to a successful, global business operating under a single, strong brand. This has strengthened the business and enabled us to serve our customers better.

...and the benefits are clearly evident in the numbers

As expected, the economic situation remained difficult in 2010. The fact that we turned in such a strong financial performance under these circumstances underlines the strength of our business.

We are seeing evidence of improved performance right across our business. We had another strong year in life insurance. General insurance is returning to growth from a low point in the cycle. Our asset management business, Aviva Investors, delivered significant growth in funded external sales.

Our customers are at the heart of our success...

Aviva's resilience and improving performance are underpinned by the scale of our customer base, now over 53 million strong.

Against an uncertain economic backdrop, customers are looking to save more for their financial security. Investment performance and customer demand for our products increased total funds under management by £23 billion to £402 billion in the year.

Through our determination to focus on meeting customers' needs effectively and efficiently, we are attracting new customers and giving existing customers greater reason to stay with Aviva.

...as we continued to grow the business profitably...

During the year we maintained our emphasis on growing the business profitably. We ensured that we allocated our capital to areas where we could earn optimal returns and continued to bear down on costs.

We reduced our cost base by £149 million, a reduction of 3%, and over the last three years we have taken more than £750 million of costs out of the business.

With this combination of keeping down costs and pursuing profitable growth, Aviva's life business is now significantly more profitable than it was three years ago and the momentum is continuing. In general insurance, absolute cost savings combined with rising sales and disciplined underwriting have driven a significant improvement in profitability.

These improvements helped to drive IFRS operating profit up by 26% to £2,550 million and earnings per share increased by 33% to 50p.

In addition, the consultation on the planned closure of Aviva's final salary staff pension scheme was completed during the year. Moving all UK staff to a defined contribution scheme from 1 April 2011 has benefitted Aviva's net asset value by £286 million and will reduce funding costs by £50 million a year.

...due to strong performances across our businesses

We delivered a strong life insurance performance in 2010. Long-term savings sales increased by 4% to £37,360 million. Through our focus on profitable new business growth and disciplined allocation of capital the group's IRR increased to 12.5% (from 10.0% in 2009) with a payback of 8 years (14 years in 2009).

In the UK our life business is clearly winning in an attractive market and we were voted the UK's top insurer by independent financial advisers. Not only did we grow long-term saving sales by 19% and increase our market share for the third consecutive quarter but we also delivered excellent profitability with a 15% (IRR) and significantly increased margins to 3.4% (FY 2009: 2.8%).

In Europe we are well positioned in the world's largest life and pensions market. We achieved a 13% IRR in Aviva Europe - ahead of the group's short term financial target - on life and pensions sales up 3% on a local currency basis.

In North America we significantly increased profitability with an IRR of 14% and a four year payback as a result of disciplined pricing management and our focus on more capital-efficient life products.

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In Asia Pacific we have made great strides in the growth of our franchise. Life and pensions sales were up 48%5 and IRRs improved significantly from 6%5to 11% through active management of the product mix and capital discipline.

Our general insurance performance is a very important highlight of 2010. Over the last couple of years, we took tough decisions to move away from unprofitable business, particularly in the UK. This means that, from a sound footing, we are now growing in a market which shows some signs of improvement and total general insurance and health net written premiums increased by 6% to £9,699 million.

Our offering is proving very successful. In the UK General Insurance business, net written premiums were 5% higher at £4,046 million in 2010 and we delivered four consecutive quarters of sales growth. In Aviva Europe the COR was 103%, and although some of this was due to poor weather this is an area for further improvement in 2011. In Canada - our second largest general insurance business - our decision to exit unprofitable business contributed to a 54% increase in operating profit to £222 million on slightly lower sales, down 3% to £1,958 million on a constant currency basis.

Across the general insurance business we achieved a COR of 96.8%, better than our 2011 target of 97%.

The strength of our bancassurance performance was particularly pleasing. Our combination of life and general insurance and our excellent products and services in both areas make us an attractive business partner and during 2010 we announced new arrangements with Santander and Royal Bank of Scotland. We have over 100 bank partnerships and long-term savings sales in this area grew by 10% in the year.

Aviva Investors, our global asset management business, grew assets under management by 4% to £260 billion. IFRS operating profits were down from £115 million in 2009 to £100 million in 2010 as we continued to invest in the business. Despite the unpredictable nature of the financial markets, investment performance was ahead of target for Aviva Investors with 73% of its funds beating benchmark. The business has also made good progress in the development of a global infrastructure which will help to reinforce the focus on delivering strong growth in third party business. Net funded external sales rose from £236 million outflows in 2009 to £2,364 million inflows in 2010.

Overall, our results in life, general insurance and asset management have been largely unaffected by foreign exchange movements.

Cash and capital is a clear differentiator...

We took time in 2010 to highlight to analysts and shareholders the strength of our cash and capital generation. Indeed, we generate substantially more capital than any other insurer in the UK.

Given the strength of our business across life and general insurance, and with over 30 million customers on long-term contracts, a key characteristic of Aviva is the strength of our cash flows and our capital position. 2010 saw a £3 billion increase in expected future cash flows from our in-force life book to £36 billion.

Last year we forecast net operating capital for the year of £1.5 billion. We have beaten that guidance, delivering £1.7 billion net operating capital in 2010 - an increase of 70% on 2009.

...and our balance sheet is stronger...

We also provided further clarity on the strength and quality of our balance sheet which underpins our resilient profits and powerful capital generation.

During the year our IFRS net asset value per share increased to 454p (31 December 2010) from 374p (31 December 2009), largely through the strength of our earnings and by reducing the pension deficit to zero (31 December 2010) from £1.7 billion (31 December 2009), but also partly through improving financial markets.

The strength of Aviva's balance sheet rests on our effective management of credit and insurance risk and our disciplined asset liability management. We have high quality, well managed and diverse fixed income portfolios, and our asset manager Aviva Investors has helped to deliver a consistently strong performance across these assets over a number of years.

In line with the prudent management of our balance sheet in the current economic environment and our strong capital generation, we plan to reduce Aviva's hybrid debt by at least £700 million over the next three years.

In January 2011 we provided the market with further embedded value disclosure. This gave additional clarity to the value of Aviva's future cash flows and allows greater comparability with other UK insurers. On a European Embedded Value equivalent basis Aviva's net asset value per share is 621p at 31 December 2010.

Our IFRS shareholder equity now exceeds the level before the global financial crisis, having increased during the year by £2.5 billion to £13.0 billion and our financial strength was recognised by the positive rating action by credit rating agencies S&P and Fitch at the start of 2011.

...supporting a healthy and growing dividend.

It is the strength of our capital generation and our balance sheet which support a healthy and growing dividend. For 2010, we intend to pay a dividend of 25.5p, an increase of 6% over 2009.

We have refreshed our strategy

In November 2010, we set out the results of our strategic review.

There is no doubt we are in a strong position because of the actions we have taken across the business. Equally, the world is a very different place to when we laid out our strategy in 2007. We are in a new economic environment as customers prefer to pay down debt and save more and constraints on capital require greater investment discipline, strategic focus and strong balance sheets.

Given this changed environment, in 2010 we took a step back and took a hard look at our strategic direction. In summary, we concluded that we can maximise value for shareholders through:

5 Excluding Australian life business sold on 1 October 2009

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1. Increasing our geographic focus on twelve markets where we have strength and scale, particularly in the UK and Europe where our market-leading positions mean that we are well placed to make the most of the significant demographic opportunity in the region.

2. Benefiting from the combination of life and general insurance. Our life and general insurance operations are excellent businesses in their own right, with strong market positions, good growth prospects and attractive returns. In addition to their inherent strengths, there are significant advantages of running both under one brand. For example, Aviva benefits from the diversification of risk that allows us to hold 30-40% less capital to write new general insurance business than on a standalone basis.

3. Building on our core strengths in marketing and distribution expertise, technical excellence, operational effectiveness and financial discipline. We already perform well in these areas, but by focusing our efforts and resources we aim to excel at each of them, and enhance Aviva's position as a leading insurer.

Delivering on short-term financial commitments

In addition to our longer-term strategy, we have set out a number of near-term, demanding financial targets. We aim to deliver:
■ at least £1.5 billion operational capital generation in 2011;
■ life IRR of at least 12% with payback of 10 years or less;
■ 2011 general insurance COR of 97% or better; and
■ £200 million of cost savings and £200 million of efficiency gains by the end of 2012.

In 2010 we demonstrated our ability to meet these targets as we generated £1.7 billion net operational capital; delivered a life new business IRR of 12.5% and a general insurance COR of 96.8%.

Strength from our people and our customers

We are reaping the benefits of the commitment and hard work of our people over the past few years and I am grateful to all of the Aviva team.

The real source of our success, of which I am always conscious, is the difference that our people can make to our customers' lives. This is what motivates us and makes Aviva an exciting place to work.

Building a strong and sustainable business

Our business helps our customers to manage the risks of everyday life and to secure their financial futures. We must be there for them throughout their lives and beyond, so it is crucial we are a sustainable and profitable business, for the mutual benefit of our shareholders and our customers.

Our sustainability and financial strength are underpinned by effective risk management, which allows us to predict future changes, move more quickly and take better decisions for our customers, giving them prosperity and peace of mind.

Confident outlook

We are in good shape with a clear way forward and strong momentum in our businesses.

In our life business, we are confident that with our brand strength, leading market positions and great product offerings, we are in a strong position to benefit from our customers' increasing propensity to save in these uncertain times.

In our general insurance business, because of the actions we have taken and the improving market conditions, I believe the prospects are better than at any time in the last five years.

We have come a long way in the last few years and I am confident that, although the economic environment may well be tough in 2011, we have a strong platform from which to deliver the continued success of Aviva.

Andrew Moss
Group chief executive

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Regional performance

United Kingdom

-         IFRS operating profit of £1,411 million (FY09: £1,165 million)
-         Life and pension sales of £10,298 million (FY09: £8,914 million)
-         Life new business IRR of 15% (FY09: 14%)
-         General insurance COR of 96% (FY09: 99%)

An excellent year with momentum building in profit, sales and service across our UK business

In 2010 we delivered strong and profitable growth across our UK business. IFRS operating profit increased 21% to £1,411 million, clearly demonstrating the significant value generated from our unique combination of life and general insurance businesses. We aim to excel in both life and general insurance, while driving out additional value from operating the two businesses together. We significantly increased our distribution strength during the year by expanding our corporate partnerships across our UK businesses while at the same time being voted the UK's top insurer by insurance intermediaries across life, general insurance and health. Our continued disciplined focus on operational capital generation across our UK business resulted in an 85% increase to £973 million.

Our life business is winning in an attractive marketplace

We delivered a record result in our UK life business with IFRS operating profits up 26% to £850 million as we drove increased earnings from our new and in-force business. This includes a full year of benefit from the reattribution of the inherited estate. We have created competitive advantage from our strong and diversified new business franchise, leading brand and multi-distribution.

Total long-term savings were up 19% to £11,846 million and life and pensions sales increased 16% to £10,298 million. The UK market is growing again and we grew our market share for the third consecutive quarter (Q310: 11.1%; Q309: 9.7%) with a strong performance in annuities and core life protection.

We increased margins significantly to 3.4% (FY09 2.8%) through our disciplined approach to business mix, costs and capital. Our IRR was 15% with a reduced payback period of 7 years. (FY09 14%; 8 year payback).

We are well-placed for the Retail Distribution Review (RDR) in 2013 and are supporting IFAs as they make the transition. 8,600 IFAs are going through our Financial Adviser Academy and we are already offering RDR compliant products with c.50% of new individual personal pensions written on this basis.

Our diverse distribution and broad product range is a strategic advantage as only approximately 15% of our new business contribution is impacted by scope of the review and our RDR-resilient bancassurance partnerships are growing.

Significant opportunity for future earnings growth as general insurance performance accelerates

Our general insurance and health business delivered a strong performance with IFRS operating profit increasing 8% to £579 million and our general insurance combined operating ratio improving from 99% to 96%, demonstrating the quality of our portfolio and our continuing focus on cost control. Our enhanced pricing and risk selection techniques through the Aviva Risk Index and our digital flood mapping tool bring us more detailed segmentation of risks and pricing. This enables us to more accurately recognise individual risks with the most competitive premium, which in turn has been reflected in our improved claims experience. Our approach to reserving and prior year releases has remained consistent to previous years. Our expense ratio has declined further from 11.5% to 11.0%.

In the UK General Insurance business, we have delivered four consecutive quarters of sales growth with net written premiums 5% higher at £4,046 million.

Our direct business is growing fast with over one million customers holding direct motor policies with Aviva, 200,000 more than at the start of 2010. Direct pricing has been rolled out to 2,300 brokers making a significant contribution to our growth and RAC Panel sales have more than doubled. We continue to exploit our market leading SME franchise in commercial lines and SME net written premiums increased 7% as we successfully leveraged our excellent broker networks. We have made good progress in building our corporate risks and speciality lines business through the controlled expansion of our risk appetite and the recruitment of specialist expertise. We are attracting high quality risks with £50 million of new gross premiums and a COR of 81%.

Our disciplined approach to risk selection, claims excellence and our geographical spread helped mitigate some of the effects of the adverse winter weather experienced in late November and December. We have received over 23,000 weather related property claims for homes and businesses at a cost of £60 million above our long-term average weather assumptions. To help our customers and minimise claims costs, we contacted 800,000 customers by text message to give practical advice in dealing with the difficult weather conditions. Weather in the rest of the year was better than expected despite the January freeze, taking the overall impact to £40 million above long-term average for the whole of 2010. In the absence of the adverse weather, our COR would have improved by a further 1% to 95%, reflecting the strength of our UK general insurance business.

Our sophisticated pricing enables us to target the right price for the right risk. In personal motor we have seen rating increases of 25% in 2010 building on our early action in previous years to respond to rising bodily injury claims inflation. Commercial motor rates increased 7% in 2010 with higher increases during the second half of the year as claims trends in personal motor impacted commercial motor. In homeowner rates increased 6%. In commercial property and liability we have seen little change in overall rating reflecting continuing intense competition.  We have protected profitability by selectively targeting rate increases by segment and case, careful risk selection resulting in reduced overall claims frequencies, and continuing excellence in claims management.

Benefiting from the trust, confidence and visibility of being the UK's leading insurance brand and customer franchise

We have 19 million customers in the UK, with one in three households having an Aviva relationship. We continue to invest in developing our brand and customer franchise.

We have embedded strong customer focus in everything we do by making it part of our reward package for every member of staff. In 2010 service improved across our business on all measures and we launched a number of innovative new services that allow customers to benefit from our expertise through their mobile devices.

The Aviva brand is strong; customer recognition and consideration levels improved in 2010 with spontaneous awareness at 54% at the year end. Our new sponsorship of Premiership Rugby is bringing us extra visibility with 6.2 million viewers. We have also adopted a single approach to TV advertising using Paul Whitehouse which has both contributed to growing customer interest and sales. Our latest advertisement takes a new approach to promote life protection for families and early results are very positive with online quotes and sales up one third over the same period last year.

Our unrivalled product range means Aviva can meet customer needs throughout their lives and our customer research highlights the significant opportunity we have to increase value and deliver a wider service to our UK customers. The number of customers who hold multiple Aviva products is growing and we are focussing on further developing this.

Becoming the partner of choice

Our strategic partnerships with leading banks and other leading organisations delivered strong financial results in 2010 with an IRR of 15% and a general insurance COR of 96%.

We are now the leading UK bancassurer based on both new business volume and breadth of offer. We continue to invest in the proposition we can bring to each of our current and prospective partners, drawing on the insight and expertise we have gained from these long-term relationships. We strengthened this market-leading distribution with some significant wins in 2010 and will build further on these in 2011.

In our exclusive relationship with Santander we are adding life insurance, critical illness and income protection to our existing general insurance distribution agreement, which we renewed in 2010. We are on track to launch the life protection products later this year. Our long-term successful strategic partnership with RBS was renewed in 2010 on the basis of a new exclusive distribution agreement for the sale of life, protection and pensions products. In general insurance we also secured or renewed ten partnership arrangements with bank and building society partners in 2010.

Driving value across our UK business for customers and shareholders

In November we set out a number of financial targets to demonstrate the significant potential of our UK business. In 2010 total costs including brand and restructuring have fallen by £200 million to £1.7 billion. Costs continue to be an area of focus and we remain on track to deliver £200 million of cost and efficiency gains by the end of 2012.

Following consultation with our staff, we are closing our UK final salary pension schemes to future accrual from 1 April 2011. This reduced the pension fund deficit benefiting Aviva's net asset value by approximately £286 million and reducing future funding costs by £50 million per year.

We continue to simplify our business and improve our service to customers. Our new online services mean that 95% of new online general insurance customers receive their documents electronically. We have also introduced a range of smartphone applications for customers. Customers can now report their motor claim through our new claims app, our pensions app helps customers to plan for the financial future, and the RAC traffic app has been downloaded over 750,000 times.

During the year we completed the biggest policy migration in our industry, as we simplified our administration with the transfer of almost 3 million policies over 3 years. This has enabled us to decommission over 300 IT systems and benefit from a lower and more flexible cost base.

Outlook: A growing business with a unique opportunity

Aviva is growing profitably in the UK and we expect this momentum to continue in 2011 as we benefit from our strong brand, broad product range and diverse distribution.

The long-term savings market continues to show great resilience and is growing. While we remain cautious about the economy overall, we expect to continue to grow as we extend our competitive advantage and retain a disciplined approach. The growth dynamics in the UK market remain compelling with new research from Aviva finding that the UK has the largest annual pensions gap per person in Europe at £318 billion overall; in addition 61% of families have no life insurance protection. As a trusted brand Aviva is well-placed to respond.

The general insurance market remains competitive. Through disciplined deployment of our capital we will extend our risk appetite and business mix to drive superior returns. At the heart of this will be continued excellence in our risk selection and underwriting.

We will drive additional and unique benefit from operating our life and general insurance businesses together and have clear plans to expand distribution, develop our customer agenda and further improve cost management.

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Europe

Aviva Europe
-         IFRS operating profit of £898 million (FY09: £797 million)
-         Life and pensions sales of £13,537 million (FY09: £13,523 million)
-         Life new business IRR of 13% (FY09: 13%)
-         General insurance COR of 103% (FY09: 103%)

Increased profit in a challenging market

Aviva Europe increased IFRS operating profits by 13% to £898 million (FY09: £797 million) underpinned by disciplined capital management and driven by a pan-European distribution model through our retail and bancassurance channels.

Life and pensions operating profit higher

Life and pensions sales were maintained at £13,537 million (FY09: £13,523 million), a 3% increase on a local currency basis. A number of initiatives have been enacted in 2010 including a reduction in the guaranteed interest rate in Italy and the redesign of unit-linked products in France, Ireland and Poland. This has helped to deliver a strong performance in life operating profits with a 17% increase to £893 million (FY09: £761 million). Furthermore it has helped to achieve a margin of 3.7% and an IRR of 13% with a payback period of 7 years (FY09: 7 years), in line with the group's short term financial targets.

Positive general insurance sales

General insurance and health net written premiums increased 4% to £1,953 million (FY09: £1,883 million). This is supported by management action in Poland, where we have expanded the product offering sold through independent agents, strong growth in Italian personal motor and creditor business, and strong health sales in both Ireland and France. General insurance and health operating profits are 17% lower at £109 million (FY09: £132 million) as a result of lower longer-term investment returns of £147 million (2009: £175 million). Adverse weather and a significantly lower level of reserve margin release than prior year has led to a general insurance COR of 103% (FY09:103%).

Customer-focussed, multi-channel distribution

We operate a pan-European distribution model through our retail and bancassurance channels. We benefit from offering both life and general insurance in France, Ireland, Italy, Poland and Turkey and will assess opportunities to leverage our skills across the region. We are a leader in bancassurance and continuously evaluate potential new relationships. This year we established a new general insurance bancassurance agreement with Ulster Bank in Ireland bringing our total number of bancassurance relationships to 55. Sales through the bancassurance channel increased by 9% to £8,040 million (FY09: £7,353 million)

Delivering attractive propositions to our customers

We have leveraged best practice in pricing and underwriting principles across Europe in both life and general insurance. This enables us to bring attractive propositions to our customers while ensuring we generate appropriate returns for shareholders:
■ CPPI Fund, a unit-linked product with an element of guarantee, has launched successfully in Poland, Ireland and France.

■ In Turkey, we have launched a retirement savings product in anticipation of new pensions legislation. This has the potential to be a significant new market.
■ 'My Aviva Customer Bundling' was launched as a pilot in Ireland to maximise cross-selling of general, life and health products for our most profitable customers.
■ In Spain and Ireland we have offered customers additional peace of mind through innovative product enhancements providing market-leading breast cancer cover.

Transformation delivers operational excellence

We've made good progress developing our shared service capabilities to embed single and consistent ways of doing business. This combined with a management focus on cost discipline has enabled Aviva Europe to maintain like for like costs at the same level as 2009. This is a great achievement that negates the impact of inflation.

In addition to the pan-European product initiatives above, another example of how we share expertise across the region is our approach to brand and marketing initiatives. This enables high media exposure via cost-efficient campaigns. Poland and Ireland rebranded in 2010; this was supported by the opening in Dublin of the Aviva Stadium and an extensive branding campaign in Poland. The 'Faces' advertising campaign, launched across France and Italy, clearly demonstrates the efficiencies gained from a single brand and extends the reach of Aviva's global "You are the Big Picture" campaign.

Europe presents a significant opportunity

Europe has significant long-term potential for Aviva with a $1.7 trillion growth in life and pensions assets expected between 2009 and 2014. The strategic attractiveness of the region was underscored by research we conducted in 2010 into Europe's pensions gap. This pioneering study demonstrated that European citizens need to find an additional €2.4 trillion in savings every year to fully close the gap between the pension amount they can currently expect to receive and the pension provision that people retiring between 2011 and 2051 will need for an adequate standard of living in retirement.

Outlook

There is evidence that economies in Europe are recovering at different rates as well as continuing uncertainty around legislative changes. However our geographic diversity means that we remain well positioned. As we look ahead, while there may be an element of uncertainty in some of our markets, the need for people to save and protect what they have allied with our clear strategic direction means that we are optimistic about the long-term prospects for growth.

We expect consumer sentiment to continue to favour guaranteed savings products and the general insurance market to remain competitive. Our focus in 2011 will be on positively contributing towards the group's targets through margin growth and generating operational capital.

We will continue executing our strategy: driving operational excellence, maximising the value from our combination of life and general insurance and competitive distribution network, and deepening our presence in growth markets.

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Delta Lloyd

-         IFRS operating profit of £536 million (FY09: £399 million)
-         Life and pension sales of £3,178 million (FY09: £3,665 million). (3% lower on a local currency basis excluding Germany)
-         Life new business IRR 6% (FY09: 6%) (excluding Germany, FY 2010: IRR 7%)
-         General Insurance COR of 95% (FY09: 97%)

Increased profit as fund management delivers exceptional result

Delta Lloyd increased IFRS operating profits by 34% to £536 million (FY09: £399 million) driven by higher than expected investment returns, higher fund management performance fees and higher expense margins.

Life and pensions sales in Delta Lloyd's core Benelux markets decreased by 3% on a local currency basis to £3,109 million (FY09: £3,324 million) as a result of a decline in the market for Group Pension business.

Life operating profit increased by 19% to £330 million (FY09: £277 million) reflecting an increase in technical margins and a decrease in administrative expenses. The life result was also impacted by a change in mortality assumptions leading to a one-off increase in the longevity provision as at year-end 2010. As a result there was a one-off negative impact of £483 million on the IFRS result before tax.

General insurance net written premiums at £1,177 million were in line with the prior year (FY09: £1,163 million) and 5% higher on a local currency basis.

General insurance COR improved to 95% (FY09: 97%) with expense savings and reserve margin releases offsetting a higher claims ratio.

Fund management operating profits are 268% ahead of prior year at £103 million (FY09: £28 million) due to the receipt of substantial one-off performance fees in the fourth quarter of 2010. This is largely due to Delta Lloyd's investment in the Brazilian telecoms market which underwent a period of consolidation during 2010.

Simplification drives efficiency

Delta Lloyd implemented a simplification plan during 2010 which aims to reduce the management cost base by 8% to €850 million by 2012. The number of risk-bearing insurance businesses was reduced from 12 to 5, the number of staff departments from 13 to 7 and the number of directors from 52 to 32.

Outlook

The Benelux market and the economic environment continue to be challenging, and Delta Lloyd remains focused on growing its profitability and providing appropriate returns to shareholders. Central to this are the efficiency plans implemented in 2010 which has seen costs reduced by €74 million in 2010.

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North America

-         IFRS operating profit of £376 million (FY09: £213 million)
-         Life and pension sales of £4,728 million (FY09: £4,545 million)
-         Life new business IRR 14% (FY09: 7%)
-         General insurance COR of 97% (FY09: 100%)

Strong profits and progress against strategic priorities across the region

In 2010, the North American businesses saw strong financial performance as a result of our focus and discipline. We increased our total regional IFRS operating profit by 77% to £376 million, benefiting from strong pricing and underwriting management, cost discipline and an improved economic environment.

Healthy profit growth in US life and annuity business

In the US, our disciplined pricing management led IFRS operating profits from our life and annuity business to more than double, with life new business profitability also improving significantly to a 14% IRR (FY09: 7%). Our US protection sales as measured on a PVNBP basis rose 15% to £999 million and are the largest across Aviva. Annuity sales grew moderately as we focused on profitable growth and capital efficiency. We continue to focus on diversifying our business mix, specifically targeting the growth of life sales in existing and new channels.

This past year, the US business introduced its 'Building insurance around YOU' consumer strategy, which will enable us to deliver life and annuity products to meet our customers' changing needs. We also entered the guaranteed investment contract market through an institutional investor-focused product that leverages the capabilities of both our life business and those of Aviva Investors North America.

Strong general insurance performance in Canada

In Canada, operating profit rose 54% to £222 million reflecting improved underwriting performance combined with benign weather in the early part of 2010. Following our decision last year to exit unprofitable business we saw a moderate decline in premiums on a local currency basis and we concentrated efforts on growing profits from our book.

We made further progress enhancing our sophisticated underwriting capabilities and dealt successfully with new regulation in the Ontario auto market, further strengthening our position in that sector. We have taken difficult but necessary actions to improve our cost base and operational performance, including targeted cost reductions announced in November 2010 that form part of the overall £60 million of cost savings and efficiencies to be achieved across the North American Region by the end of 2012.

Outlook

The North American region is the home to two of the world's largest and richest economies. Looking forward to the year ahead regional economic growth is recovering and the outlook is for moderate growth overall.

In this context, our disciplined underwriting and operational effectiveness in our general insurance business - combined with a continued focus on profitable growth underpinned by compelling value propositions to our customers in our life business - positions the North American region well to further grow our contribution to Aviva's overall profits.

Asia Pacific

-         IFRS operating profit of £31 million (FY 2009: £77 million6)
-         Life and pension sales of £1,617 million (FY 2009: £1,356 million6)
-         Life new business IRR of 11% and payback 13 years (FY 2009: 8%6 and 20 years6)

Franchise value growth through organic investment

We continue to progress against our strategic priorities across nine Asian markets, pursuing franchise growth though organic investment and improved margins. We have further sharpened our focus on markets where we have strength and scale such as China, India and Singapore where we expect to generate a significant proportion of our new business growth.

Sales increase significantly as Asian franchise grows7

Total sales were £1,911 million in 2010. This represents an increase of 25% on 2009, with margin on a Present Value of New Business Premium (PVNBP) basis increasing from 0.9% to 3.2%. Life and pensions sales increased by 48% and on a local currency basis, life and pension sales were 39% higher, reflecting the growth and development of Aviva's franchise in Asia. We delivered a strong performance in our priority markets of China and India where sales increased by 28% and 22% respectively.

Life and pension sales in our Asian markets (excluding China and India) were higher than the previous year, increasing from £676 million to £1,085 million. This reflects the region's strong economic recovery as well as our renewed strategic focus on delivering strong new business margins. Markets such as Singapore recorded a rise in life and pensions sales to £345 million from £155 million and South Korea is now our second largest market after China in terms of sales volumes, growing by 41%.

IFRS operating profit for the year fell to £31 million as a result of prior year favourable reserve releases in Singapore and the sale of Aviva's Australian business. Excluding these one-off factors and the one-off impact from the change in China's GAAP accounting basis this year, underlying adjusted operating profit increased by £40 million reflecting our increased scale and focused cost management.

Our direct online general insurance business in Singapore continues to offer an attractive proposition for customers and has expanded to include a home and travel offering. Launched in April 2010, it has proven a significant alternative to current market distribution channels and has captured 2.2% market share of the individual car market after only eight months.

We have also focused on capital efficiency. Our internal rate of return (IRR) has improved significantly from 6% to 11% through a better product mix and the increasing benefits of scale coupled with careful portfolio management and capital discipline.

Strengthening our multi-channel distribution capability

Our improved performance in 2010 can be largely attributed to strengthened relationships with our bank partners. This has encouraged an evolving product portfolio focused on higher-margin products in areas such as protection and saving.

We have continued to build our multi-distribution platform and now have over 50 bank partnerships, with sales from our bancassurance operations increasing by 76% since 2009. In addition, we have transformed the traditional agency model in Singapore and Hong Kong with the launch of Aviva Advisors to better meet the evolving needs of our customers. This is an innovative approach that bridges the gap between the traditional agency and independent financial advisors.

Outlook

The fundamentals of the Asian markets remain attractive with the region's economies reverting to pre-crisis levels of activity and confidence. The longer-term outlook for our business in Asia remains positive owing to the current low penetration rates of insurance products in many markets, high GDP growth, growing middle class and ageing populations. By strengthening our multi-channel distribution capability as well as managing our product portfolio, we are well-positioned to continue delivering strong growth in both volume and margins, and growing our franchise value.

6 Includes the Australian life business sold on 1 October 2009
7 All 2009 comparators exclude the Australian life business sold on 1 October 2009

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Aviva Investors

-         IFRS operating profit of £100 million (FY09: £115 million)
-         Net funded external sales (excluding liquidity funds) of £2.36 billion (FY09: £236 million outflows)
-         Higher management fee rates from third party sales
-         73% of institutional funds where a benchmark is specified, performed above benchmark

Growth in external sales

We made strong progress in the development of our global business development infrastructure during 2010 and saw encouraging signs that our business model is supporting our primary objective of delivering strong growth in external fund sales. Net funded external sales (excluding liquidity funds) rose from an outflow of £236 million in 2009 to inflows of £2,364 million in 2010. Gross external sales were £8,320 million offset by higher than expected redemptions of £5,956 million. Net liquidity fund sales were an outflow of £745 million (FY09: inflows of £2,593 million).

During 2010, we re-oriented our business towards more durable, higher margin funds, which resulted in an increased average fee rate on gross external sales, excluding liquidity funds. Assets under management of £260 billion (at 31 December 2010) were up 4% on 2009's figure of £250 billion, with assets managed for external clients increasing 13% to £51 billion (FY09: £45 billion).

Strong investment performance and further improvements in client service

At the end of 2010, 73% of institutional funds where a benchmark is specified performed above benchmark over the 1 year and 3 year horizon (equally weighted). For portfolios measured against a relevant peer group, 70% performed above median over 1 and 3 years at the end of December 2010, with 33% in the top quartile over 1 year and 42% in the top quartile over the 3 year period.

Our continuing focus on client-centricity enabled us to deliver further improvements in client service rankings for Aviva UK, UK institutional and for UK/European financial institutions in 2010 according to independent surveys undertaken by Investit. Rankings in UK pensions, measured by Greenwich Associates, slipped slightly in comparison with 2009 from 1st quartile to 2nd, but we remain in a strong position competitively, particularly for client service and in Real Estate.

Continuing investment in the business leads to a fall in operating profit

We saw a reduction in operating profit from £115 million in 2009 to £100 million in 2010 as a result of higher than expected redemptions and ongoing investment in the business which is starting to bear fruit as we see an increase in higher margin external assets. The £100 million profit in 2010 comprises £97 million (FY09: £115 million) in respect of fund management operations and £3 million (FY09: zero) from our pooled pensions business, which is reported within the long-term business segment.

Strengthening our mutually beneficial position within Aviva

Our strategy for growth is focused on leveraging our Aviva parentage and insurance heritage to further increase external assets under management. In 2010 we further strengthened our relationship with Aviva, continuing to benefit from the financial strength and global brand presence of the Group while, in return, delivering investment know-how, strong and sustainable returns and supporting financial risk management initiatives.

An example of this working in practice is our Guaranteed Managed Solutions (GMS) product in the US, which brought in mandates totalling over £500 million in the last four months of the year. GMS was developed in partnership with Aviva USA and is an important product for both companies.

Outlook

We have made considerable progress developing the infrastructure necessary to meet our objectives and are seeing the benefits of this through improved sales performance. In 2011 we will continue to focus on our core investment strategies to deliver added-value investment solutions to clients in our established markets of the UK, Europe and the US, as well as actively pursuing market share in potential high growth markets in the Asia Pacific region.

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Notes to editors

Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2009.

Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £47.1 billion and funds under management of £402 billion at 31 December 2010.

*          Based on 2010 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0.85 (12 months to 31 December 2009: 1 euro = £0.88) and £1 = US$1.55 (12 months to 31 December 2009: £1 = US$1.57).

Income statements and cash flows of foreign entities are translated at average exchange rates while their balance sheets are translated at the closing exchange rates on 31 December 2010.

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

Definition: Present value of new business premiums (PVNBP)

PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discount rate used reflects the appropriate risk-free rate for the country and duration of business. The projection assumptions used to calculate PVNBP for each product are the same as those used to calculate new business contribution. The discounted value of regular premiums is also expressed as annualised regular premiums multiplied by a Weighted Average Capitalisation Factor (WACF). The WACF will vary over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

Cautionary statements:

This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 30 March 2010. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.

Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 3 March 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary